Mail Stop 4561


      November 3, 2005

Dr. Paul Petit
President/Chief Executive Officer
Naprodis, Inc.
13000 Danielson St.
Suite K
Poway, CA 92064

      RE:	Naprodis, Inc.
   Amendment No. 2 to Registration Statement on Form SB-2
   Filed on September 29, 2005
   File No. 333-122009

Dear Dr. Petit:

      We have reviewed your amended filing and have the following comments.

General
1. You filed your amendment on September 29, 2005; however you did not submit your response letter until October 6, 2005 after a call by
The Staff. We will not begin the review of any future registration statements until a response letter is submitted.
2. We refer you to comment 1 of our letter dated February 11, 2005.
Please outline how Naprodis will conduct a concurrent self-underwritten primary and secondary offering at $.15/share. Include prominent disclosure regarding the concurrent nature of the offerings. Consider whether there are any conflicts of interest presented by the Petits who are selling Naprodis` securities pursuant to 3a4-1 at the same time the selling shareholders are selling their securities. Confirm that the selling shareholders are unaffiliated with the Petits.
3. We refer you to your response to comment 2 of our letter dated February 11, 2005. As previously requested, please advise which states you intend to offer and sell your securities. We note that you have allocated $1,000 toward the registration process.


4. We refer you to comment 63 of our letter dated February 11, 2005.
Please describe the reason for the delay between the payment for the stock subscription in August 2004 and the issuance of shares in January 2005.

Prospectus Summary, page 2
5. We note the reference in this section to "[i]f and when our common stock becomes quoted on the OTC Bulletin Board..." Please revise to include specific disclosure on your intentions towards listing on the
OTCBB, current status of your listing application and the costs associated with initial and continual listing on the OTCBB in your "Risk Factors" and "Management`s Discussion and Analysis or Plan of
Operation" sections as appropriate.

Risk Factors, page 4

The offering of our shares will be more difficult...
6. We note your response to comment 1 of our letter dated February 11, 2005. Please revise to more clearly indicate in your discussion of the difficulties selling shares, the downward sales price pressure created by the selling shareholders.

Even if all shares offered by this prospectus...
7. Please revise to discuss the relationship between the principal shareholders and officers.

We rely on two customers...
8. Please identify the two customers and also discuss the percentage of sales that each customer accounted for individually. Further, we note that one holder is substantially in arrears on payment of its bills, please also consider this factor when revising this section.
Please also revise your "Business" section.
9. We refer you to comment 13 of our letter dated February 11, 2005.
Consider disclosing risk factors that address the following, if appropriate, or provide the risk factors previously requested in comment 13;
* Your reliance upon outside manufacturers and natural resource suppliers. Please also address, if true, that both main suppliers of finished products and raw materials are related parties and you currently receive materials at cost, plus shipping in the case of S.A.R.L. Naprodis, but have no definitive agreements and such terms may change;
* Your entrance into additional manufacturing fields including the production of shampoo and conditioner;
* The fact you are owned 40% by an offshore entity;

* Dr. Petit`s limited practical experience in financial reporting and public accounting specifically at reporting entities. While we note
Dr. Petit`s accounting and finance degree from the Institute of Technology, we note no additional disclosure that addresses Dr. Petit`s practical experience in accounting and financial reporting;

* The applicability of penny stock rules as disclosed in our "Market for Common Stock" section;

* Irrespective of Naprodis` intent, Naprodis may suspend its reporting obligations;

* The additional risks posed by a direct public offering by Naprodis as opposed to, for example, a firm underwritten offering;

* The risks associated with nutritional supplements as described on page 12, as they relate specifically to the products that you sell;

* The risks associated with your ability to issue preferred stock as stated on page 26; and

* That your officers may be compensated for past services and that you have not determined the amount they may be paid.


Management`s Discussion and Analysis and Plan of Operation, page
11
10. We substantially reissue comment 17 of our letter dated
February
11, 2005 and suggest you make the following changes:
* We refer you to the Commission`s Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations, Securities Act Release Nos. 33-6835 and 33-8350. Please
evaluate whether an introductory section can address those matters in
which your executives focus in evaluating Naprodis` financial condition and operating performance and provide the context for the discussion of your financial statements. Consider, for example, disclosing why you elected to discuss "Freight" in this section or what the "Other" line item encompasses. See SEC Release No. 33-8350.
* Consider revising to include in narrative form a discussion that focuses on the material changes to the financial statement line items of Naprodis. See SEC Release No. 33-8350. Please also include the actual increases or decreases in financial performance in dollar and percentage amounts. Further, in discussing your results of operations, you sometimes refer to two or more sources as components that contributed to a material change.  For example, under "Other"
you discuss increased administrative activity and sales.   Revise
to
quantify the amount of the change that was contributed by each of the
factors or events that you identify.  See Section III.D of SEC
Release 33-6835.
* We note your revised disclosure provides minimal discussion and analysis of past financial condition and operating analysis and there does not appear to be much emphasis, if any, on your prospective financial condition and operating performance. You should discuss any known trends, events or uncertainties that have had or are reasonably expected to have a material impact on the net sales, revenues or income from continuing operations. Therefore, you should provide a comprehensive discussion of events and uncertainties if applicable, that may lead to increased costs in raw materials, changes to the allocation of funds for development, marketing, and sales for each of your distribution channels, the increased costs necessary to expand your customer base and the resulting impact on liquidity and your use of proceeds. See Section III.B.3 of SEC Release 33-8350 and Items 303(b)(1)(i)-(iii) of Regulation S-B.
* Your "Management`s Discussion and Analysis or Plan of Operation" section should include a reasonably detailed discussion of your ability or inability as stated in this section to generate sufficient cash to support operations during the next twelve months. Please revise to provide in narrative form, as opposed to a mere recitation of your cash flow statements, your ability to rectify your
negative
cash flows or create additional liquidity. Further, in accordance with Item 303(b)(1)(iv) of Regulation S-B, and the comment above you should discuss any known trends, events or uncertainties that have had or are reasonably expected to have a material impact on the net sales, revenues or income from continuing operations, or liquidity and capital resources.
11. Please revise to discuss the accrued but unpaid compensation. Please also consider disclosing that the projected compensation of your officers, as discussed on page 20, since it appears greater than your entire estimated yearly costs of operations.
12. Please revise to discuss the costs specifically associated with
entering into a new line of business, i.e., manufacturing shampoo, conditioners and skin care products.
13. We note your response to comment 16 of our letter dated
February
11, 2005.  We also note your material sources and use of cash chart
on page 10 states that payment will be made to Paul Petit. Please advise how this reconciles with disclosure in response to this
comment.   Please also clearly discuss the amount owed by the
significant customer, amounts owed to related parties and the payment or receivable schedule for these funds.

Business, page 12
General, page 12
14. We refer your to comment 20 of our letter dated February 11, 2005. We note that you will be allocating $12,500 to additional marketing efforts. Please disclose in this section or your "Management`s Discussion and Analysis or Plan of Operation" section the allocation of these costs and if they will change your current word-of-mouth marketing to refocus on beauty salons or large health food store chains.


Manufacturing and Product Supply, page 13
15. We reissue comment 21 of our letter dated February 11, 2005. We note that compliance with this item is not dependant on an ability or inability to find alternative suppliers.
16. We refer you to comment 22 of our letter dated February 11, 2005.
We note revised disclosure that approximately 70% of gross product sales were derived from products you manufactured. Yet, we note that only 5.98% of gross sales are of the leading products you manufacture. Please revise your disclosure on page 7 to also discuss what percentage of sales are products manufactured by you with raw material supplied by you and what percentage are products manufactured by you with raw materials supplied by others to clarify disclosure.
17. Please briefly discuss the change in your distribution channels, including, for example, the increase in private label resellers.

Principal Shareholders, page 10
18. We refer you to comment 38 of our letter dated February 11, 2005.
Please advise if any shareholder of S.A.R.L Naprodis, besides
Alain
Petit, beneficially owns over 10% of S.A.R.L Naprodis and briefly advise as to the industry in which S.A.R.L. Naprodis operates in. Further advise as to any ongoing relationships between S.A.R.L. Naprodis or affiliates of S.A.R.L, Naprodis and any affiliate of Naprodis or Phybiosis. Further, it appears as if S.A.R.L Naprodis also competes in your line of business by engaging in re-sales to consumers. If true, revise your risk factor disclosure to state that an entity owned 40% by an officer may now or in the future compete with your business.

Management, page 18
19. Please provide the information required under Item 401(a) (4) of
Regulation S-B for Kelley Thompson.

Transaction with Related Parties and Recent Sales of Securities, page
20
20. We refer you to comment 37 of our letter dated February 11, 2005.
Please revise to discuss the specific services S.A.R.L. Naprodis provided to organize the company.

Financial Statements




General
21. Update the financial statements pursuant to Item 310(g) of Regulation S-B. Since you have reported losses in the prior two years, it appears that the registration statement must be updated to include audited financial statements for the year August 31, 2005.

Statements of Operations, page F-3
22. We note that you have revised your financial statement presentation to present pro forma data to give effect to the proposed employment arrangements. Please note that such pro forma adjustments should be appended at the bottom of the historical financial statements and should be clearly designated as "unaudited." Revise accordingly. Make similar revisions to your summary on page 3.

Revenue Recognition, page F-6
23. We note that your revised revenue recognition policy includes a fifth criterion, that the fair value of undelivered elements, if any, is negligible. Clarify what undelivered elements you are referring to and why you believe recognition of revenue prior to their delivery is appropriate. Clearly indicate where SAB 104 discusses the fifth criterion. We note that SAB 104 discusses accounting for undelivered services that are inconsequential or perfunctory but this discussion is not in the context of a fifth criterion. See SAB Topic 13(A)(3)(c).
24. We note that during the nine months ended May 31, 2005 you established a reserve for uncollectible receivables of $42,000, $35,000 of which appears to have been recorded in the first six months of the fiscal year. Given the significance of this reserve, please tell us when you recorded the related revenue and when the amounts were due. For receivables arising more than 30 days prior to
August 31, 2004, justify why the amounts were not reserved prior to year-end.

Depreciation, pages F-7 and F-8
25. Please refer to your response to prior comment 55 of our letter dated February 11, 2005. Tell us what you mean when you say that you depreciate leasehold improvements "over four years on a prospective basis". Reconcile this statement with the disclosure that the estimated useful life of leasehold improvements is nine years. If you have changed your depreciation policy, please revise your disclosures accordingly. See paragraph 33 of APB 20.

Part II-Information Not Required in Prospectus
Identification of Officers and Directors..., page 21
26. We refer you to comment 61 of our letter dated February 11,
2005.
Please briefly summarize Article VIII of your Bylaws and NRS
Section
78.75

Recent Sales of Unregistered Securities, page 21
27. Please revise to disclose the portion of your response to comment
62 of our letter dated February 11, 2005 that concerns the nature of
information provided to potential investors.
* * * * *
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Tamara Tangen, Staff Accountant, at (202)
551-
3443 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-
3488
if you have questions regarding comments on the financial statements and related matters. If you have any other questions please call Adam
Halper at (202) 551-3482 or the undersigned at (202) 551-3730.

								Sincerely,



								Barbara C. Jacobs
								Assistant Director



cc:	William T. Hart
	Hart & Trinen, LLP
	1624 Washington St.
	Denver, Colorado 80203
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Naprodis, Inc.
November 3, 2005
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